UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Astria Therapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

04635X102

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04635X102

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Fairmount Funds Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 974,605
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 974,605
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 974,605
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%(1)
12.	Type of Reporting Person (See Instructions) IA

(1)

Calculated based on 12,824,787 shares of the Issuer’s Common Stock outstanding, as disclosed in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 8, 2021.

CUSIP No. 04635X102

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Fairmount SPV I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 292,579
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 292,579
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,579
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 12,824,787 shares of the Issuer’s Common Stock outstanding, as disclosed in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 8, 2021.

CUSIP No. 04635X102

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Fairmount SPV II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 143,027
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 143,027
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,027
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 12,824,787 shares of the Issuer’s Common Stock outstanding, as disclosed in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 8, 2021.

CUSIP No. 04635X102

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Fairmount Healthcare Fund GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 45,166
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 45,166
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,166
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 12,824,787 shares of the Issuer’s Common Stock outstanding, as disclosed in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 8, 2021.

CUSIP No. 04635X102

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Fairmount Healthcare Fund II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 493,833
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 493,833
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 493,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 12,824,787 shares of the Issuer’s Common Stock outstanding, as disclosed in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 8, 2021.

Item 1.

(a) Name of Issuer

Astria Therapeutics, Inc.*

*   Effective as of September 8, 2021, Catabasis Pharmaceuticals, Inc. (the “Company”) amended its certificate of incorporation to effect a change of the Company’s name from “Catabasis Pharmaceuticals, Inc.” to “Astria Therapeutics, Inc.”

(b) Address of Issuer’s Principal Executive Offices

100 High Street, 28th Floor, Boston, MA 02110

Item 2.

This Amendment No. 1 to Schedule 13G amends and restates the Statement on Schedule 13G filed on June 17, 2021.

(a) Name of Person(s) Filing:

(A) Fairmount Funds Management LLC

(B) Fairmount SPV I, LLC

(C) Fairmount SPV II, LLC

(D) Fairmount Healthcare Fund GP LLC

(E) Fairmount Healthcare Fund II GP LLC

(b) Address of Principal Business Office or, if none, Residence:

(A) 2001 Market St., Suite 2500, Philadelphia, PA 19103

(B) 2001 Market St., Suite 2500, Philadelphia, PA 19103

(C) 2001 Market St., Suite 2500, Philadelphia, PA 19103

(D) 2001 Market St., Suite 2500, Philadelphia, PA 19103

(E) 2001 Market St., Suite 2500, Philadelphia, PA 19103

(c) Citizenship:

(A) Delaware

(B) Delaware

(C) Delaware

(D) Delaware

(E) Delaware

(d) Title of Class of Securities:

Common Stock, Par Value $0.001

(e) CUSIP Number:

04635X102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons*	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
Fairmount Funds Management LLC	0	974,605	974,605	7.6%
Fairmount SPV I, LLC	0	292,579	292,579	2.3%
Fairmount SPV II, LLC	0	143,027	143,027	1.1%
Fairmount Healthcare Fund GP LLC	0	45,166	45,166	0.4%
Fairmount Healthcare Fund II GP LLC	0	493,833	493,833	3.9%

*	The above figures reflect the most recent beneficial ownership for the Reporting Persons above as of September 8, 2021.
**

The percentages reported above are calculated based on 12,824,787 shares of the Issuer’s Common Stock outstanding as reported on September 8, 2021. Percentages shown above subject to rounding adjustments.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2021

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member

FAIRMOUNT SPV I, LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member

FAIRMOUNT SPV II, LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member